Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of February 16, 2021, AMERISAFE, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

The following summary of our capital stock is based on and qualified by our amended and restated certificate of formation (“certificate of formation”) and amended and restated bylaws (“bylaws”). For a complete description of the terms and provisions of our capital stock, refer to our certificate of formation and bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share (“common stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”). The outstanding shares of our common stock are legally issued, fully paid and nonassessable. There are no shares of preferred stock currently outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock vote together as a single class. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of an election of directors, by a plurality) of the shares entitled to vote on that matter and represented at a meeting of shareholders at which a quorum is present. In the case of an election of directors, our majority voting and director resignation policy requires any director nominee who receives a greater number of votes “withheld” or “against” his or her election than votes “for” his or her election to tender his or her resignation as a director. The removal of a director from office for cause and the amendment of our bylaws require the affirmative vote of the holders of not less than two-thirds of the combined voting power of our outstanding shares of stock entitled to vote. The common stock does not have cumulative voting rights.

 Dividends

Each holder of our common stock is entitled to receive dividends, on an equal basis, at the time and in the amount as our board may from time to time determine, subject to any preferential amounts payable to holders of any outstanding preferred stock.

Liquidation

Upon a liquidation and dissolution of our company, the holders of common stock are entitled to receive, on an equal basis, all assets available for distribution to shareholders, subject to any preferential amounts payable to holders of any outstanding preferred stock.

Anti-Takeover Provisions

Our certificate of formation provides that shareholders are prohibited from taking action by written consent, unless the consent is unanimous. In addition, our certificate of formation:

•	prohibits the use of cumulative voting in the election of directors; and
•	authorizes our board to issue blank check preferred stock to increase the amount of outstanding shares.

Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Our certificate of formation provides that special meetings of our shareholders may be called only by the chairman of our board, our president, a majority of our board of directors or by holders of at least 25% of the combined voting power of the then-outstanding securities entitled to vote generally in an election of directors. Should any shareholder desire to present business at any meeting, including nominating a candidate for director, they must comply with certain advance notice provisions in our bylaws.

Our certificate of formation and bylaws provide that the authorized number of our directors is fixed by our board of directors. In addition, our certificate of formation and bylaws provide that our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term.

Our bylaws provide that vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any newly created directorships may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders.

Other Rights and Preferences

The common stock has no sinking fund or redemption provisions and does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as authorized by our board of directors from time to time, without shareholder approval, except as may be required by applicable stock exchange requirements.

Listing

Our shares of common stock are listed on the NASDAQ Global Select Market under the symbol “AMSF.”